September 20, 2011

Sherry Haywood
Staff Attorney

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Renewable Fuel Corp (the “Company” or “Issuer”)
Registration Statement on Form S-1
File No. 333-170542

Dear Ms. Haywood:

Enclosed is Pre-Effective Amendment to the above Registration Statement.  The changes are made in response to staff comments to the initial Registration Statement and to make appropriate updates.  The paragraph numbers below correspond to the numbered comments in the comment letter dated September 9, 2011.

Summary Information, page 2
Organization, page 2.

1.	We have revised the first paragraph on page 3 to disclose the total balance of loans in default as noted in our balance sheet at June 30, 2011.

The Offering page 4

2.
We have explained why the number of shares of common stock outstanding increased from 173,624,786 common shares to 173,802,838 common shares.  The increase was related to shares issued. As at the date of this filling, September 20, 2011 the outstanding common stock further increased to 173,847,671 common shares.

Financial Summary page 4

3.	We have corrected the date of the column heading for the comparative interim income statement data on page 5 to be the nine months ended June 30, 2010.

Consolidated Financial Statements
General

4.	We have revised our annual and interim financial statements to disclose the average and year end exchange rates used in our foreign currency translations.

5.	We have revised our annual and interim financial statements to clarify the specific nature of the non-controlling interest as noted in our response to comment four of your letter dated July 29, 2011.

6.	We have included a reconciliation of changes in total equity of the interim period ended June 30, 2011, reference ASC 810-10-50-1A (c).

Note 5, Impairment of Long-Lived Assets, page 90

7.	As requested we respond to your additional comments regarding comment five of your letter dated July 29,2011as follows:

•
Regarding how we determined each significant assumption in our cash flow projection and sales, gross profits, EBITDA and discount rates in light of actual and historical results and our explanation why there are virtually no changes in our assumptions for the periods presented, we offer the following:

There were changes in the assumptions from the updated initial impairment analysis (Amended Impairment) and the updated impairment analysis (Amended Impairment 09/30/2010).  The Amended Impairment showed EBITDA of approximately $400,000 to $500,000 per year operating the plant as a glycerin production facility until the plant could be sold for the appraised value.  These amounts represent less than 10% of the overall fair value assigned to the plant.  The Amended Impairment 09/30/2010 also showed the plant being two years closer to sale, and, therefore, having a higher fair market value and no requirement for impairment.  Another analysis (RFC-SEC2011/07/29-ImpairmentTest) was previously provided which shows the possible EBITDA operating the plant as a biodiesel plant. This analysis showed it could generate an EBITDA of $15 million which supports a future price in excess of $50 million.  The RFC-SEC2011/07/29-ImpairmentTest does indicate different assumptions and cash flows supporting the sales value of the plant.

There were only three significant assumptions in the impairment analysis.  The first and most significant is the sales value of the plant which is based on an appraisal performed in November 2008.  The second is the four year holding period to sale the plant.  This was based on management’s assumption that a sale could not occur until the oil and gas markets and economic conditions improved.  In light of the depth of the US and world recession a three year period was expected for the economic recovery and a one year holding period was added to market and sale the plant.  The third is the discount rate which was derived from the bank’s lending rate of 8% with an addition of 11.7% risk adjusted yield for a total discount rate of 20%.  This rate is consistent with other high risk investment yields. The cash flow from operating the plant as a glycerin production facility was based on expected costs and revenues associated with that.  Those amounts were not material to the overall fair valuation.   The impaired value of the plant is comparable to the outstanding loan balance due to the bank.

The initial impairment analysis was calculated because as of December 2008 it was determined that an impairment had occurred and that the plant should be written down to its fair value.  The subsequent cash flow analysis was prepared to determine whether it appears an additional impairment had occurred.  Based on the updated analysis and the improvement in the biodiesel markets it was determined that no further impairment had occurred. Therefore no updated fair value analysis was required under US GAAP.

The initial cash flows were based on operating the plant for a short period of time to produce glycerin which would generate marginal cash flows during the holding period.  These cash flows did not represent the cash flows that the plant could ultimately generate if the plant were fully operational and the bio-diesel market had recovered strength.  The market for bio-diesel has improved substantially between December 2008 (the impairment date) and December 30, 3010 and June 30, 2011.

The original impairment analysis showed 2012 sales revenue of $17,907,090 and EBITDA of $495,520 as the result of glycerin production.  This level of EBITDA would not support the sale of the plant for $45,000,000 (the appraisal amount translated to US dollars).  The SEC2011/07/29-ImpairmentTest showed revenue of $115,582,406 and EBITDA of $6,707,101.  Assuming a 4 times EBITDA multiple the sales value would be $26,828,404.   The model predicts $133,801,083 in revenue in projected 2015 revenue which would produce $13,278,907 in EBITDA and support a sales value of $53,115,627 based on a 4 times EBITDA multiple.

We have also provided our updated projections.  The most significant assumptions are the price of diesel and biodiesel, the value of RINs, Tax credits, the cost of feedstock, and operating and general and administrative costs.  Further discussion and support is provided in the attachment. It is not possible to support these projected amounts based on historical or actual operations as this is a new plant which is not currently in operation.  The discount rate of 20% is considered the rate that a market participant would consider for a high yield investment and is also based on a spread over the bank lending rate in effect of 8%.  The updated projections support an Earnings Before Interest Taxes Depreciation and Amortization (EBITDA) of approximately $14,500,000 per year assuming the plant achieves 92% of output capacity at current terms for Biodiesel.  This level more than supports the recovery of the carrying value of the plant and supports the Company’s business plan.

•
  Regarding how we determined that a third party would purchase the Malaysian plant at its approximate appraised value at November 2008, and the type of market participants who might serve as potential buyers, we offer the following:

We received an appraisal of the Malaysian plant in November 2008.  This valuation was performed after the international financial crisis and after the prices for oil and biodiesel had declined substantially as a result of the economic recession in the United States.  The valuation report indicates that the plant is a specialized property and these types of facilities are rarely sold.  Under ASC 820, “Fair Value” in determining fair value for an asset, the use of a reporting entity's own assumptions about future cash flows and appropriately risk-adjusted discount rates is acceptable when relevant observable inputs are not available. However, a reporting entity’s intention to hold the asset or liability is not relevant in estimating fair value. Fair value is a market-based measurement, not an entity-specific measurement.  As such since the sale of the property would provide the highest fair value, Renewable Fuels Corp. would be required to use the market based assumptions.

The best indication is that the property’s market value is the appraised value (or replacement cost).  As a result of the market dislocation at the time RFC decided that it may be required to hold the property for four years to allow for the recovery of the Biodiesel markets.  The fair value should be based on what a market participant would consider.  Therefore, the assumption was used that a market participant would operate the plant to produce glycerin until the market conditions improved.  RFC had an intention to do the same but did not have the resources to execute that plan.

The lower fair value was based on the use of a 4 year holding period (based on management’s assumptions which determined three years for market conditions to recover and one year sales marketing period) discounted at 20% per year.  Therefore the $45,000,000 market value from the appraisal was discounted to $25,000,000 for the impairment analysis.  As noted above fair value is based on the price a 3rd party would pay and not what the Company’s intentions are for its use. ASC requires the analysis of the potential sale of the plant to determine fair value even if RFC does not intend to sale the plant.

The fair value of the plant was based on the replacement cost and not the discounted cash flows.  The initial cash flows were based on operating the plant in the short term to produce glycerin which would generate marginal cash flows during the holding period.  These cash flows did not represent the cash flows that the plant could generate if the plant were fully operational and the bio-diesel market had recovered.  The market for bio-diesel has improved substantially between December 2008 (the impairment date) and December 30, 3010 and June 30, 2011.

The original impairment analysis showed 2012 revenue of $17,907,090 in sales and EBITDA of $495,520 as a result of glycerin production.  This level of EBITDA would not support the sale of the plant for $45,000,000 (the appraisal amount translated to US dollars).  The SEC2011/07/29-ImpairmentTest = showed revenue of $115,582,406 and EBITDA of $6,707,101.  Assuming a 4 times EBITDA multiple the sales value would be $26,828,404.   The model predicts $133,801,083 in revenue in projected 2015 revenue which would produce $13,278,907 in EBITDA and support a sales value of $53,115,627 based on a 4 times EBITDA multiple.

Based on the EBITDA from operating the plant as a biodiesel plant the expected EBITDA will support the sale of the plant at the appraised value or higher.  It is also assumed that that as oil prices increase (with world demand) and biodiesel unit requirements increase based on existing US and European regulations that there will be an increase in the demand for more biodiesel plants. A market participant (with financial resources) would consider purchasing an existing plant at the replacement cost, if available, instead of building a new plant.  Therefore the use of the appraised value (replacement cost) is considered the best indication of what a market participant would pay.

The property is not currently held for sale as the Company believes operating the plant will eventually provide the highest return to the Company.  However if the plant were to be sold we believe that there is a plethora of available market participants from Australia, Asia, Europe and the United States that would have interest in the plant.    The following is a list of possible companies that the plant could be marketed to:

Company	Symbol	Biofuel Product	Mkt Cap (Mils)	Q Revenue (Mil)	Q OP (Mil)
Andersons	ANDE	Ethanol	732	1,338	65
Adventine Renewable	AVRW	Ethanol	75	213	(16)
Archer Daniels Midland	ADM	Ethanol	19,340	80,676	2,689
BioFuel Energy	BIOF	Ethanol	26	168	(6)
Bunge	BG	Ethanol (Sugar)	9,460	14,488	264
Cosan (Brazil)	CZZ	Ethanol (Sugar)	3,020	2,100	80
Future Fuel	FF	Biofuel (Fats)	458	75	13
Pacific Ethanol	PEIX	Ethanol	9	215	(3)
Valero	VLO	Ethanol	12,700	31,293	1,290
Green Plains Renewable	GPRE	Ethanol	365	861	18
Pure Biofuels	PBOF	Biodiesel (Peru)	5	12	(2)
Gushan (China)	GU	Biofuel (Fats)	41	15	(5)
Mission New Energy (AUS)	MNEL	Biodiesel (Malay)	37	4	1

The Company would expect a number of Australian and Chinese companies to be interested.  In addition Indonesia and Malaysian governments are supportive of the Biofuel industries and as such would support acquisition by Indonesian and Malaysian companies.  If the plant were to be sold the most likely candidate would be the non controlling interest holders that the plant was acquired from and whom also are parties to the loan with the bank.  In this scenario the sales price floor would be the loan amount.

•
Regarding our explanation as to how results of the biodiesel industry and actual operating margins from other companies would lead to our realization of cash flows that support a purchase price based on the carrying value of our plant, we amended our filing to reflect current biodiesel sales prices, and industry tax credits to support assumptions in our Proforma financial projections. As you requested we noted financial performance of a public reporting biodiesel producer (Renewable Energy Group) currently operating in the US with 2011 biodiesel revenue six months ending (including tax incentives) of $300.7M, COGS of $262.1M and an operating margin of $38.6M = 12.8% which lead us to conclude our projected operating margin and cash flow forecast assumptions support a purchase price for our plant based upon its current carrying value.

Renewable Energy Group, S-1, page 7
	Year ended	Six months ended	Six months ended
	December 31, 2010	June 30, 2011	June 30, 2010
	(in thousands)	(in thousands)	(in thousands)
Revenues:
Biodiesel sales	$207,902	$284,421	$79,144
Biodiesel government incentives	7,240	16,266	3,674
Total biodiesel	215,142	300,687	82,818
Costs of goods sold:
Biodiesel	194,016	262,084	75,949
Gross Profit, Biodiesel	21,126	38,603	6,869
Gross Margin, Biodiesel, Percentage	9.8%	12.8%	8.3%

In addition Future Fuel, a biodiesel company, has a margin in excess of 15%.  Ethanol plants have much lower prices, and profit margins than biodiesel plants, therefore, they are not a good comparison to RFC’s Malaysian plant.

•   Regarding use of the $400,000 needed to complete the plant and what the $5.7M for the next 12 months will be used for:

The $400,000 –Would be used for final walk-thru with technology provider, de-rust & paint, equipment calibration, flushing works, test run and other activities needed to complete the facilities. The $5.7 million would be used for commissioning materials, general & administrative expenses, man power costs.

•   Regarding a summary of our latest communication the bank and the foreclosure process we offer the following:

On June 28, 2011 and July 21, 2011, RFC & PBC management team met with the bank for loan restructuring discussion.

On August 23, 2011, the bank confirmed to evaluate PBC application for the loan restructuring and request for additional revolving credit. Refer attached “2011/08/12-BPMB-LoanStatus”.  Discussions with Bank include extending the maturity of the existing loan and providing additional working capital financing.  We believe the bank is receptive to providing the additional financing.

General Foreclosure Process:
Stage 1 Pre-Foreclosure: Late payment notice from the bank.

Stage 2 Notice of Default: The bank will send a “Notice of Default” (NOD) asking to pay up within a certain time frame or it will begin foreclosure proceedings.

Stage 3 Foreclosure Proceedings: When the notice is ignored, the bank will begin foreclosure proceedings and send a foreclosure notice with an agenda for the foreclosure sale.

Stage 4 Foreclosure Sale: The property will be sold at auction to the winning bidder. When there is no winning bidder, then the bank takes ownership and the owner will lose the property.

Duration normally depends on the action taken by the bank.

Recent Sales of Unregistered Securities page 122
Shares Issued in Exchange of Ownership page 125

8.
As you requested, exhibit 10.32 – RFC_DCSB Exchange Agreement -  regarding the number of BRII common shares exchanged with Dakap as consideration, as included as an attachment to the registration statement,  and added it in S1/A7 pg84, 87, 89 for YE Sep30 2010 & pg111 for Interim Jun30 2011.

This concludes our response to your comment letter of July 29, 2011.  We look forward to next steps and the Securities and Exchange Commission’s determinations.

Sincerely,

/s/ William Van Vliet
Chairman and CEO

Cc: Michael Williams, Esq

Attachment 1
Cash Flow Projection Assumptions:			Source:
1. Production Capacity	Glycerine	10,000 MT per year	Installed capacity.
	Biodiesel	100,000 MT per year	Installed capacity.
2. Selling Price	Glycerine	FOB $660 per MT	Purchase price from KL-Kepong Oleomas Sdn Bhd as per attached invoice.
	Biodiesel	FOB $1,170 per MT	Offtaker’s negotiation with reference to Biofuels Connect at (http://www.biofuelsconnect.com/) FAME average retail price $1,680 per MT ($5.6/gal).
	Terms of payments	LC at Sight	RFC sales term.
3. Cost of Sales	Feedstock	CIF $800 per MT
Blending of various animal fat & waste vegetable oil.
Fish oil (40% - Est. $1,020 per MT – International Feedstock Resources, Ltd);
Waste Vegetable oil (60% - Est. $650 per MT – TCS Import And Export Trading Co., Ltd).

	Process Materials	CIF $110 per MT	Quotation from potential vendors.
	Utilities	$42 per MT	Malaysia industrial rates.
	Direct Labor	$12.60 per MT	Projected required direct man power as per production installed capacity.
	Terms of purchase	LC at Sight	Revolving Credit support from Bank Pembangunan Malaysia (RM66 million) under evaluation.
4. Projection 4.1 Key Assumptions 4.2 Proforma Income Statement		Table 4.1 Table 4.2

Table 4.1

Renewable Fuel Corp Group Operation 5 Year Forecast
Key Assumptions Summary

1 Plant Installed Capacity	MT/yr	Gal/yr		
FAME	100,000	30,000,000		
Refined Glycerine	10,000	3,000,000		
2 Sales (FOB price)				
2.1 Operating Income	USD/MT	USD/Gal		
FAME	1,170	3.90		
Refined Glycerine	660	2.20		
2.2 Other Income	USD/MT	USD/Gal		
RIN's Credit	-	-		
(Note: RIN's credit income not included)				
Biodiesel tax credit	-	-		
(Note: US biodiesel tax credit of USD1/gal was not included)				
3 Operation Costs				
3.1 Feed stock (CIF price)	Cost/MT	Blending		
FAME Biodiesel process	USD	ratio	USD/MT	USD/Gal
RBD Waste Vegi Oil / CPO / Tallow	651	60%	391	1.30
RBD Fish Oil	1,020	40%	408	1.36
			799	2.66
3.2 Other Process Materials (CIF price)			110	0.37
3.3 Other Direct Expenses			57	0.19
Total Direct Operation Costs			965	3.22
Plant operation efficiency ratio			92%	
Effective Direct Operation Costs			1,049	3.50
4 General & Administrative Costs		USD/month		
Indirect Labour Costs		103,550		
Plant & Product Liabilities Insurance		15,583		
Others		90,000		
		209,133		
5 Term Loan Repayment & Interest				
Term Loan outstanding as at Jun 30, 2011		USD26 million		
Term Loan Repayment effective		October 1, 2012		
Term Loan Repayment period		60	months	
Term Loan Interest Rate		8.30%	p.a.	
6 Revolving Credit				
Total credit facility		USD22 million		
Repayment cycle		6	months	
Interest Rate		8.40%		
7 Tax & Inflation Rate				
Tax Rate		0%		
(Note: Malaysian plant is granted 100% tax exemption for 5 years)				
Inflation Rate (Base year 2012)		1%

Table 4.2

RFC Actions Plan:

RFC is currently in the final stages of negotiation with BPMB to both reschedule the existing Term Loan facilities and an expansion of the Revolving credit line from RM10M to RM66M.  Once completed and approved, RFC will have the financial strength to finance the start-up and working capital requirements to run the PBC plant. We expect to complete this process with BPMB in the fourth quarter of year 2011.

RFC has obtained a long term offtaker for the complete production (100% capacity) of Biodiesel (FAME) that PBC can produce. RFC has assigned the offtaker to the PBC plant as well as entertaining offers from other friendly local biodiesel producers to supply product to our offtaker and expand the capacity of RFC. In order for PBC to start-up, the term loans from BPMB need to be rescheduled to eliminate the possibility of default, further the working capital line of credit of RM10M needs to be expanded to meet the demands of the market.

We have obtained a working relationship with Desmet Ballestra who is both the technology provider for the PBC plant technology and the leading expert in the industry to operate and maintain the biodiesel plant. This will mitigate the risks associated with the lack of experienced manpower available to a young and growing industry as well as insure that the plant operations meets or surpasses the expectations of the company and its shareholders.

In December, 2010, PBC received the CF certificate from the Malaysia authorities which certifies that the plant in Kuantan has met all the conditions of readiness and is ready to go into operations.

The US market had been developing rapidly during the 2010 to 2011 period. The RFS2 bill in the United States that was signed into law by President Bush in 2008 is required to be implemented starting in 2009 and mandates the use of Biodiesel as well as established a RIN’s Carbon Credit trading program.  This guarantees a long term sustainable market for alternative energy products like Biodiesel.

When President Obama took office in January 2009 his administration delayed the RFS2 implementation and mandated that the EPA review the implementation process and policies. Although the implementation was delayed until February 2010, its production and usage requirements were maintained by law. What was required to be produced and utilized in 2009 under the RFS2 program would have to be made up in quantity after RFS2 implementation in February 2010.

President Obama approved the implementation of RFS2 and signed an extension to the Biodiesel Tax credit in December, 2010.  . Now the RFS2 law is in place and implemented with an additional $300/MT tax incentive plus a RIN’s Credit currently worth between $550 - $600/MT. That is an incentive worth approximately $900/MT which RFC can qualify for and benefit from, therefore increasing profitability.

RFC’s projections reflect these credits and RINs being assigned to the offtaker based on offtaker’s Letter of Intent.  As RFC becomes more experienced, and has proven deliverables, the Company should be able to broker higher prices or retention of tax credits and RINs and realize a higher market price.

Bank Pembangunan

Bank Pembangunan Malaysia Berhad (16562-K)
Menara Bank Pembangunan, Bandar Wawasan,
1016, Jalan Sultan Ismail,
Peti Surat 10788, 50724 Kuala Lumpur
Telefon : 603 2611 3888
Faksimili : 603 2698 5701
Laman Web : www.bankpembangunan.com.my

Our Ref.: HTEC:2006(23200)/3

12 August 2011

PLANT BIOFUELS CORPORATION SDN BHD
31C-3, Kelana Mall
Jalan SS6/12
47301 Petaling Jaya
Selangor

BY POST/FAX
By Fax: 03- 7880 5187

Attn: Dato' Ahmad Faizal Datuk Wira Haji Jaafar

Dear Sir,

PLANT BIOFUELS CORPORATION SDN. BHD.
TERM LOAN (1) OF RM3.0 MILLION
TERM LOAN (2) OF RM56.0 MILLION
REVOLVING CREDIT OF RM10.0 MILLION
~ REQUEST FOR RESCHEDULING AND APPLICATION FOR ADDITIONAL FACILITY

We refer to the last meeting held on 21 July 2011 pertaining to the above-mentioned matter.

We thank you for the information / documents furnished to us. We are pleased to inform that your application is currently being evaluated and we shall be contacting you in due course to advise you on the progress of the matter.

Please do not hesitate to contact the undersigned should you need further assistance or clarification.

Thank you.

Yours faithfully,
for **BANK PEMBANGUNAN MALAYSIA BERHAD**

KHAIRUL BARIEAH HASMAT
Assistant Manager
Recovery

AMREEN MOHAMED
Head
Recovery

KBH/kbh

PROCESSING OF LOAN APPLICATIONS UNTIL FIRST DISBURSEMENT